1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 1.9% Quarter-over-Quarter

Growth in Revenues Resulting in Earnings per Share of NT$ 0.36 or

Earnings per ADS of US$ 0.06 for Second Quarter 2011

Taichung, Taiwan, July 27, 2011–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the second quarter of 2011 were NT$ 14,735 million, which represented a 1.9% growth in revenues compared to the first quarter of 2011 and a 10.1% decline in revenues compared to the second quarter of 2010. SPIL reported a net income of NT$ 1,125 million for the second quarter of 2011, compared with a net income of NT$ 1,070 million and a net income of NT$ 1,510 million for the first quarter of 2011 and the second quarter of 2010, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.36, and diluted earnings per ADS was US$ 0.06.

All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

Operating results review:

•

For the second quarter of 2011, net revenues from IC packaging were NT$ 13,449 million and represented 91% of total net revenues. Net revenues from testing operations were NT$ 1,286 million and represented 9% of total net revenues.

•	Cost of goods sold was NT$ 12,433 million, representing an increase of 1.3% compared to the first quarter of 2011 and a decrease of 8.7% compared to the second quarter of 2010.

•

Raw materials costs were NT$ 6,570 million for the second quarter of 2011, and represented 44.6% of total net revenues, whereas raw materials costs were NT$ 6,466 million and represented 44.7% of total net revenues for the first quarter of 2011.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 88 million.

•

Gross profit was NT$ 2,302 million for the second quarter of 2011, representing a gross margin of 15.6%, which increased from a gross margin of 15.2% for the first quarter of 2011 and was down from 16.9% for the second quarter of 2010.

•

Total operating expenses for the second quarter of 2011 were NT$ 1,074 million, which included selling expenses of NT$ 164 million, administrative expenses of NT$ 417 million and R&D expenses of NT$ 493 million. Total operating expenses represented 7.3% of total net revenues for the second quarter of 2011.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 37 million.

•

Operating income was NT$ 1,228 million for the second quarter of 2011, representing an operating margin of 8.3%, which increased from 8.2% for the first quarter of 2011 and decreased from 11.4% for the second quarter of 2010.

•	Non-operating items:

•

Our net currency exchange gain of NT$ 34 million for the second quarter of 2011 was mainly due to depreciation of our US dollar denominated liabilities as a result of a depreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•

Net income before tax was NT$ 1,268 million for the second quarter of 2011, which increased from a net income before tax of NT$ 1,217 million for the first quarter of 2011 and decreased from a net income before tax of NT$ 1,944 million for the second quarter of 2010.

•

Income tax expense was NT$ 143 million for the second quarter of 2011, compared with income tax expense of NT$ 147 million for the first quarter of 2011 and income tax expense of NT$ 434 million for the second quarter of 2010.

•

Net income was NT$ 1,125 million for the second quarter of 2011, which increased from a net income of NT$ 1,070 million for the first quarter of 2011 and decreased from a net income of NT$ 1,510 million for the second quarter of 2010.

•	Total number of shares outstanding was 3,123 million shares as of June 30,2011. Diluted earnings per ordinary share for this quarter was NT$ 0.36, or US$ 0.06 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 14,267 million as of Jun 30, 2011 from NT$ 13,517 million as of Mar 31, 2011, and NT$ 21,128 million as of Jun 30, 2010.

•	Capital expenditures for the second quarter of 2011 totaled NT$ 2,560 million, which included NT$ 1,477 million for packaging equipment and NT$ 1,083 million for testing equipment.

•	Total depreciation expenses for the second quarter of 2011 totaled NT$ 2,235 million, which included NT$ 1,707 million was from packaging operations and NT$ 528 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 13,449 million for the second quarter of 2011, which represented an increase of NT$ 268 million or 1.9% compared to the first quarter of 2011.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 41%, 30% and 20%, respectively, of total net revenues for the second quarter of 2011.

•

Capital expenditures for IC packaging operations totaled NT$ 1,477 million for the second quarter of 2011, which included NT$ 1,459 million for packaging and building construction and NT$ 18 million for wafer bumping operations.

•	As of June 30, 2011 we had 6,710 wirebonders installed, of which 372 were added and 67 were disposed in the second quarter of 2011.

IC testing service:

•	Net revenues from testing operations were NT$ 1,286 million for the second quarter of 2011, which was flat compared to the first quarter of 2011.

•	Capital expenditures for testing operations totaled NT$ 1,083 million for the second quarter of 2011.

•	As of June 30, 2011 we had 346 testers installed, of which 15 were added and 2 were disposed in the second quarter of 2011.

Revenue Analysis

•	Breakdown by end applications:

By application	2Q11	1Q11

Computing	15%	15%

Communication	54%	51%

Consumer	17%	18%

Memory	14%	16%

•	Breakdown by packaging type:

By packaging type	2Q11	1Q11

Bumping & FCBGA	20%	20%

Substrate Based	41%	40%

Leadframe Based	30%	31%

Testing	9%	9%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited consolidated basis. Audited consolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended Jun 30, 2011 reflect our gains or losses attributable to the second quarter of 2011 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited consolidated financial data for our company for the three months ended June 30, 2011, nor the unaudited consolidated financial data for our company for the six months ended June 30 2011 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Jun 30, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Jun 30,2011			Jun 30,2010		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	496,578	14,266,673	17	21,128,392	25	(6,861,719)	-32
Accounts receivable	354,888	10,195,921	12	11,455,323	14	(1,259,402)	-11
Inventories	134,861	3,874,545	5	3,370,974	4	503,571	15
Other current assets	59,246	1,702,137	2	2,662,478	3	(960,341)	-36

Total current assets	1,045,572	30,039,276	36	38,617,167	46	(8,577,891)	-22

Long-term investments	237,114	6,812,279	8	5,447,859	6	1,364,420	25
Fixed assets	2,905,264	83,468,227	100	73,632,849	88	9,835,378	13
Less accumulated depreciation	(1,369,283)	(39,339,499)	-47	(35,506,415)	-42	(3,833,084)	11

Net fixed assets	1,535,981	44,128,728	53	38,126,434	46	6,002,294	16

Other assets	89,976	2,585,006	3	1,595,020	2	989,986	62

Total Assets	2,908,642	83,565,289	100	83,786,480	100	(221,191)	—

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	49,991	1,436,250	2	46,610	—	1,389,640	2981
Accounts payable	233,124	6,697,652	8	7,990,665	10	(1,293,013)	-16
Other current liability	436,574	12,542,775	15	17,068,519	20	(4,525,744)	-27
Long-term loans	149,958	4,308,285	5	—	—	4,308,285	—
Other liabilities	12,150	349,068	—	59,812	—	289,256	484

Total Liabilities	881,797	25,334,030	30	25,165,606	30	168,424	1

Stockholders’ Equity
Capital stock	1,084,706	31,163,611	37	31,163,611	37	—	—
Capital reserve	572,695	16,453,527	19	16,453,527	19	—	—
Legal reserve	249,290	7,162,092	9	6,599,402	8	562,690	9
Retained earnings	77,564	2,228,415	3	3,041,311	4	(812,896)	-27
Unrealized gain or loss on financial instruments	54,043	1,552,652	2	1,103,114	1	449,538	41
Cumulated translation adjustment	(2,105)	(60,470)	—	259,909	1	(320,379)	-123
Net loss not recognized as pension cost	(9,348)	(268,568)	—	—	—	(268,568)	—

Total Equity	2,026,845	58,231,259	70	58,620,874	70	(389,615)	-1

Total Liabilities & Shareholders’ Equity	2,908,642	83,565,289	100	83,786,480	100	(221,191)	—

Forex ( NT$ per US$ )		28.73		32.15

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on June 30							Sequential Comparison
	2Q2011				2Q 2010		YOY	2Q 2011	1Q 2011		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	511,117		14,735,496	100.0		16,386,717	-10.1	14,735,496		14,467,119	1.9
Cost of Goods Sold	(431,273)		(12,433,589)	-84.4		(13,612,376)	-8.7	(12,433,589)		(12,272,202)	1.3

Gross Profit	79,844		2,301,907	15.6		2,774,341	-17.0	2,301,907		2,194,917	4.9

Operating Expenses
Selling Expenses	(5,705)		(164,488)	-1.1		(169,877)	-3.2	(164,488)		(161,037)	2.1
Administrative Expenses	(14,451)		(416,630)	-2.8		(362,137)	15.0	(416,630)		(398,952)	4.4
Research and Development Expenses	(17,108)		(493,211)	-3.3		(373,912)	31.9	(493,211)		(455,711)	8.2

	(37,264)		(1,074,329)	-7.3		(905,926)	18.6	(1,074,329)		(1,015,700)	5.8

Operating Income	42,580		1,227,578	8.3		1,868,415	-34.3	1,227,578		1,179,217	4.1

Non-operating Income	2,783		80,242	0.5		204,319	-60.7	80,242		106,323	-24.5
Non-operating Expenses	(1,402)		(40,411)	-0.3		(128,837)	-68.6	(40,411)		(68,324)	-40.9

Income from Continuing Operations before Income Tax	43,961		1,267,409	8.6		1,943,897	-34.8	1,267,409		1,217,216	4.1
Income Tax Credit (Expenses)	(4,954)		(142,828)	-1.0		(434,251)	-67.1	(142,828)		(147,148)	-2.9

Net Income	39,007		1,124,581	7.6		1,509,646	-25.5	1,124,581		1,070,068	5.1

Earnings Per Ordinary Share- Diluted		NT$	0.36		NT$	0.48			NT$	0.34

Earnings Per ADS- Diluted		US$	0.06		US$	0.08			US$	0.06

Weighted Average Outstanding Shares - Diluted (‘k)			3,122,858			3,126,262				3,135,441

Forex ( NT$ per US$ )			28.83			31.86				29.31

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Six Months Ended on June 30, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months ended on June 30, 2011 and 2010
	2011				2010		YOY
	USD	NTD		%	NTD		Change %
Net Sales	1,012,925		29,202,615	100.0		32,075,232	-9.0
Cost of Goods Sold	(856,947)		(24,705,791)	-84.6		(26,787,610)	-7.8

Gross Profit	155,977		4,496,824	15.4		5,287,622	-15.0

Operating Expenses
Selling expenses	(11,291)		(325,525)	-1.1		(300,771)	8.2
Administrative expenses	(28,289)		(815,582)	-2.8		(700,474)	16.4
Research and development expenses	(32,914)		(948,922)	-3.2		(701,650)	35.2

	(72,495)		(2,090,029)	-7.2		(1,702,895)	22.7

Operating Income	83,482		2,406,795	8.2		3,584,727	-32.9

Non-operating Income	6,471		186,564	0.6		287,723	-35.2
Non-operating Expenses	(3,772)		(108,734)	-0.4		(155,736)	-30.2

Income Before Income Tax	86,182		2,484,625	8.5		3,716,714	-33.1
Income Tax Credit (Expenses)	(10,058)		(289,976)	-1.0		(693,457)	-58.2

Net Income	76,124		2,194,649	7.5		3,023,257	-27.4

Earnings Per Ordinary Share - Diluted		NT$	0.70		NT$	0.97

Earnings Per ADS - Diluted		US$	0.12		US$	0.15

Weighted Average Outstanding Shares - Diluted (‘k)			3,122,858			3,126,262

Forex ( NT$ per US$)			28.83			31.86

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 6 Months Ended on Jun 30, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	6 months, 2011		6 months, 2010
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	76,389	2,194,649	3,023,257
Depreciation	154,683	4,444,029	4,163,316
Amortization	9,739	279,812	212,995
Change in working capital & others	(60,962)	(1,751,435)	(472,783)

Net cash flows provided from operating activities	179,849	5,167,055	6,926,785

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(201,626)	(5,792,720)	(4,908,814)
Increase of financial asset carried at cost	(17,055)	(490,000)	(923,950)
Proceeds from disposal of equipments	17,789	511,065	947,492
Payment for deferred charges/other changes	(28,413)	(816,294)	(387,197)

Net cash used in investing activities	(229,306)	(6,587,949)	(5,272,469)

Cash Flows from Financing Activities:
Repayment for short-term loan	—	—	(181,531)
Proceeds from the exercise of employee stock option /other charges	5,739	164,886	20,591

Net cash provided from financing activities	5,739	164,886	(160,940)

Foreign currency exchange effect	128	3,673	19,855

Net increase (decrease) in cash and cash equivalents	(43,590)	(1,252,335)	1,513,231

Cash and cash equivalents at beginning of period	540,167	15,519,008	19,615,161

Cash and cash equivalents at end of period	496,578	14,266,673	21,128,392

Forex ( NT$ per US$ )		28.73	32.15

(1) : All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 27, 2011	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer